Exhibit 99.3

News release…

Date: 21 June 2006
Ref: PR483g

Iron ore price settlement

Hamersley Iron has today reached agreement with Chinese steel mills on the prices for deliveries of Hamersley’s lump ores and fine ores during the contract year commencing 1 April 2006. Under this agreement, the prices of lump ores and fine ores will increase by 19 per cent.

Sam Walsh, chief executive of Rio Tinto’s Iron Ore group, said, “I am very pleased that the annual price discussions with our major market have been concluded in line with settlements previously established with other major Asian buyers. The settlements reflect Hamersley’s ongoing commitment to the Chinese market.”

For further information, please contact:

LONDON	AUSTRALIA

Media Relations	Media Relations
Nick Cobban	Ian Head
Office: +44 (0) 20 7753 2305	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7920 041 003	Mobile: +61 (0) 408 360 101

Investor Relations	Investor Relations
Nigel Jones	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 227 365	Mobile: +61 (0) 408 335 309

David Ovington	Susie Creswell
Office: +44 (0) 20 7753 2326	Office: +61 (0) 3 9283 3639
Mobile: +44 (0) 7920 010 978	Mobile: +61 (0) 418 933 792

Website: www.riotinto.com
High resolution photographs available at: www.newscast.co.uk

Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
REGISTERED OFFICE: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885